Filed by MPLX LP

Commission File No.: 001-35714

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

MarkWest Energy Partners, L.P.

Commission File No.: 001-31239

An audio replay of the conference call reflected in the following transcript was made available by MPLX LP on its website on July 13, 2015.

This communication contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP (“MPLX”), Marathon Petroleum Corporation (“MPC”), and MarkWest Energy Partners, L.P. (“MWE”). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPC, MPLX and MWE. You can identify forward-looking statements by words such as “anticipate,” “believe,” “estimate,” “objective,” “expect,” “forecast,” “plan,” “project,” “potential,” “could,” “may,” “should,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies’ control and are difficult to predict. Factors that could cause MPLX’s or MWE’s actual results to differ materially from those in the forward-looking statements include: their ability to complete the proposed merger of MPLX and MWE on anticipated terms and timetable; the ability to obtain approval of the transaction by the unitholders of MWE and satisfy other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the MPLX/MWE transaction based on the proposed terms and schedule, and any conditions imposed on the combined company in connection with consummation of the MPLX/MWE transaction; the risk that the costs savings and any other synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of their respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions and execute their respective business plans; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC’s obligations under MPLX’s commercial agreements; each company’s ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX’s capital budget; other risk factors inherent to their industry; and the factors set forth under the heading “Risk Factors” in MPLX’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading “Risk Factors” in MWE’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the SEC. Factors that could cause MPC’s actual results to differ materially from those in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC’s ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; MPC’s ability to successfully integrate the acquired Hess retail operations and achieve the strategic and other expected objectives relating to the acquisition; changes to MPC’s capital budget; other risk factors inherent to MPC’s industry; and the factors set forth under the heading “Risk Factors” in MPC’s Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX’s Form 10-K, in MPC’s Form 10-K, or in MWE’s Form 10-K could also have material adverse effects on forward-looking statements. Copies of MPLX’s Form 10-K are available on the SEC website, MPLX’s website at http://ir.mplx.com or by contacting MPLX’s Investor Relations office. Copies of MPC’s Form 10-K are available on the SEC website, MPC’s website at http://ir.marathonpetroleum.com or by contacting MPC’s Investor Relations office. Copies of MWE’s Form 10-K are available on the SEC website, MWE’s website at http://investor.markwest.com or by contacting MWE’s Investor Relations office.

None of MPLX, MPC, or MWE undertake any duty to update any forward-looking statement except as required by law.

Additional Information

This communication may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC and will include a proxy statement of MWE. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final proxy statement/prospectus will be mailed to unitholders of MWE. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPLX LP at its website, http://ir.mplx.com, or 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or from MWE at its website, http://investor.markwest.com, or 1515 Arapahoe Street, Tower 1, Suite 1600, Denver, CO 80202, Attention: Corporate Secretary.

Participants in Solicitation

MPLX and MWE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information concerning MPLX participants is set forth in MPLX’s Form 10-K for the year ended December 31, 2014, as filed with the SEC on February 27, 2015, and MPLX’s current report on Form 8-K, as filed with the SEC on March 9, 2015. Information concerning MWE’s participants is set forth in the proxy statement, dated April 23, 2015, for MWE’s 2015 Annual Meeting of Common Unitholders as filed with the SEC on Schedule 14A and MWE’s current reports on Form 8-K, as filed with the SEC on May 5, 2015, May 19, 2015 and June 8, 2015. Additional information regarding the interests of participants of MPLX and MWE in the solicitation of proxies in respect of the proposed merger will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents, when available, may be obtained free of charge from MPLX or MWE using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Transcript Edited by

MPLX LP

13-Jul-2015

MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Total Pages: 25
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MarkWest Energy Partners LP (MWE) MPLX LP and MarkWest Energy Partners, L.P. Merger Call	Edited Transcript 13-Jul-2015

CORPORATE PARTICIPANTS

Joshua Hallenbeck	Frank M. Semple
Vice President of Finance & Treasurer	Chairman, President & Chief Executive Officer

Gary R. Heminger
Chairman & Chief Executive Officer, MPLX LP

MANAGEMENT DISCUSSION SECTION

Operator: Welcome to the MPLX and MarkWest Energy Partners Strategic Combination Conference Call. Your lines have been placed on listen-only until the question-and-answer portion of today’s call. This call is being recorded. If you have any objections, please disconnect at this time.

I would now turn the call over to Mr. Josh Hallenbeck, Vice President of Finance and Treasurer of MarkWest. Thank you. You may begin.

Joshua Hallenbeck

Vice President of Finance & Treasurer

Thank you, Lucille, and good morning. On today’s call, we will be discussing the transaction MPLX and MarkWest announced this morning. The synchronized slides that accompany this call can be found on our website at both markwest.com and mplx.com under the Investor Center tab.

The Agreement and Plan of Merger was filed with the SEC this morning. On the call today; Gary Heminger, Chairman of the Board and CEO of MPLX; Frank Semple, Chairman of the Board, President and CEO of MarkWest; and other members of the respective management team.

We invite you to read the Safe Harbor Statements on slides 2 and 3. It’s a reminder that we will be making forward-looking statements during the presentation and during the question-and-answer session. Actual results may differ materially from what we expect today.

Factors that could cause actual results to differ are included there, as well as in our filings with the SEC. Additional business combination disclosures appear on slide 3. Investors and securityholders are encouraged to carefully read the registration statement and joint proxy statement that MPLX and MarkWest will be filing in the future, and other documents which will be filed with the SEC, because they will contain important information about the proposed merger.

Now, I will turn the call over to Gary Heminger for an overview of the combination.

Gary R. Heminger

Chairman & Chief Executive Officer, MPLX LP

Thanks, Josh, and good morning to everyone and thank you for joining our call. Let’s start our discussion on slide 4. We are very pleased to announce that MarkWest has agreed to join MPLX to pursue our collective growth

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

ambitions through a strategic combination. The proposed transaction would create the fourth largest MLP by market cap with a compelling growth story over an extended period of time.

As part of the combination, we are affirming MPLX’s distribution growth of 29% this year and expect a 25% of compound annual distribution growth rate for the combined entity through 2017 and a peer-leading growth profile thereafter. This transaction creates a tremendous platform for the combined partnership to continue to grow distributable cash flows for its unitholders.

We have been business partners with MarkWest for many years. As our teams continued to work more closely on a wide variety of projects in the Utica and Marcellus, it became evident that our companies have a strong confluence of desires and capabilities and some very natural synergies. MarkWest has a significant capital investment plan and incremental opportunities beyond its current capacity, and MPLX has a low cost of capital and an investment grade profile in addition to a strong sponsor.

MPC’s financial strength provides the pro-forma partnership the ability to incubate growth projects at MPC and can cure some of the timing challenges of the stand-alone partnership and builds further the portfolio of potential future dropdowns. We are pleased to be joining forces with the MarkWest team which has built a sterling reputation for the timely development and execution of organic growth projects to support producers’ requirements.

The MarkWest team is respected for its deep producer relationships, operational excellence, and commercial expertise, resulting in one of the premier MLPs in the market today.

If you turn to slide 5, the merger is a unit-for-unit transaction plus a one-time cash payment to MarkWest unit holders that implies a total enterprise value for MarkWest of approximately $20 billion including approximately $4.2 billion of assumed debt, using closing prices as of last Friday, July 10.

Under the terms of the merger agreement which was unanimously approved by both boards, the common unitholders of MarkWest would receive 1.09 MPLX common units and a one-time cash payment of approximately $3.37 per unit for a total consideration of $78.64 per MarkWest common unit based on fully diluted units currently outstanding.

MPLX’s sponsor, MPC, would contribute $675 million of cash to MPLX to fund the one-time cash payment. In addition to the attractive premium of 32%, MarkWest unitholders would participate in the combined partnership’s peer-leading distribution growth for an extended period of time.

The transaction which is subject to approval by MarkWest unitholders and customary conditions and regulatory approvals is expected to close in the fourth quarter of 2015.

After the closing, I look forward to working with Frank on both the MPC and MPLX boards. In addition, MarkWest will nominate another representative to the MPLX board.

Before I turn things over to Frank, I want to recognize him and his fantastic organization. They have built an extraordinary partnership. The success of this transaction going forward centers on sustainable growth and MarkWest employees and management remain a fundamental part of that value proposition.

Now, let me turn it over to Frank.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Frank M. Semple

Chairman, President & Chief Executive Officer

Thank you, Gary and to everyone in the call this morning. As you can hear, I’ve got the touch of laryngitis. So, bear with me. I guess I did too much talking over the last couple of weeks. I want to reinforce the enthusiasm both teams have for this strategic combination. The cash flow growth engine of the combined partnership will be tremendous.

On slide 6, you can see that organizationally, MarkWest becomes a wholly owned subsidiary of MPLX. The MarkWest leadership team will become executives at MPLX and would remain in Denver where the combined partnership expects to maintain a significant presence.

Slide 7 provides an overview of our leading midstream position. Today, we’re the second-largest processor and fourth-largest fractionator in the U.S. Over the last six years, we have worked closely with our producer customers to develop critical infrastructure and have built the industry’s most extensive footprint in the Marcellus and Utica shales with long-term fee-based contracts, nearly 8 million acres dedicated and minimum volume commitments. Our growth program in these two resource plays is exceptional.

Given the scope and scale of our operations in the Marcellus and Utica shale, combining with MPLX will allow us to further expand our franchise and ensure that future projects will rapidly enhance the productivity of the basin and serve our customers’ evolving needs.

So, turning to slide 8, you’ll see some of our key producer customers from the roster of over 160 we support. The diversity of these customers is unrivaled in the midstream industry, as is our award-winning service to these partners. An important benefit to our combination with MPLX will be the ability to enhance and expand the capabilities for our valued partners. The success of our business has always been to anticipate and execute for our customers and this combination substantially strengthens that objective.

Slide 9 provides a snapshot of the combined partnership and highlights why we believe the pro forma MPLX is truly a unique MLP among large cap peers. With about $1.3 billion in projected EBITDA and $21 billion of market capitalization, we’re guiding to a 25% compound annual growth rate through 2017. That best-in-class growth is nearly double our closest peer and more than three times the peer group average. This distribution guidance is driven by MarkWest’s strong organic project portfolio and MPC’s substantial dropdown inventory providing a clear line of sight for that growth.

Now, let me turn it back over to Gary.

Gary R. Heminger

Chairman & Chief Executive Officer, MPLX LP

Thanks, Frank. And adding to your earlier comments, I believe this combination creates a best-in-class partnership. Together, we combine two attractive platforms with multiple avenues to grow distributable cash flow. The map on slide 10 shows the notable geographic overlap of our combined businesses, which will provide natural advantages as logistics and processing capabilities continue to be built out in this area of the country. MarkWest leading position in the prolific Marcellus and Utica shale plays complement MPC’s and MPLX’s logistics and refining footprint in the same region.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Examples include the newly completed Condensate Splitters in MPC’s Canton, Ohio and Catlettsburg, Kentucky refineries, and MPLX’s planned cornerstone pipeline which will become a critical industry solution in the movement of condensate and NGLs in the region.

Slide 11 highlights some of the significant growth opportunities available to the combined partnership. The integration potential is notable as the two companies’ operation span across the natural gas liquids, crude, condensate and refined products value chain.

The volume of NGL production in the Utica/Marcellus is expected to increase significantly over the next decade, creating an opportunity to convert NGLs into higher valued blending components. This is more easily done by leveraging the expertise and assets of MarkWest, MPLX and its sponsor, MPC. We are developing solutions to move increasing amounts of NGLs and refined products to the East Coast for fuels blending and export.

MPC’s financial strength and the ability to incubate projects to further accelerate MarkWest’s expected $1.5 billion of average annual capital investment program over the next five years.

Additionally, incremental capital investment opportunities available to the partnership, either directly or through MPC, could double the organic growth currently planned. We expect a combination of these upside projects and MPC’s existing eligible dropdown inventory of at least $1.6 billion in EBITDA will support the strong distribution growth profile well into the partnership’s future.

The combined company will also be well-positioned as first mover in other emerging shale plays and will have the enhanced ability through scale to pursue additional strategic opportunities.

Slide 12 provides an illustration of the operational synergies. Projects like Cornerstone Pipeline and Utica Build -out are more obvious, but there are opportunities throughout the natural gas liquids value chain including multiple projects for long-haul pipelines and downstream process development.

The MarkWest and MPLX combination will provide significant vertical integration opportunities for many years to come.

Slide 13 highlights the robust inventory of MLP-eligible EBITDA in MPC. The significant growth outlook resulting from the combination of MarkWest and MPLX eliminates the immediate need for the proposed MPLX acquisition of MPC’s marine transportation assets in 2015, As a result, that transaction has been deferred indefinitely and returns to the backlog.

With that, let me have Frank make some closing comments.

Frank M. Semple

Chairman, President & Chief Executive Officer

Thanks, Gary. Slide 14 highlights the substantial benefits this combination provides. Since our IPO in 2002, MarkWest has grown from a small gatherer and processor to one of the leading MLPs in the nation. Our mission has been to create a culture focused on relentless execution and superior customer service. By developing creative solutions on behalf of our producer customers, we have delivered exceptional total returns for our unitholders. With this transaction serving as a milestone, this combination allows us to move in the next phase of our growth.

Joining with MPLX is an unparalleled opportunity as it combines our industry-leading organic growth profile with their significant dropdown structure and tremendous financial flexibility. The combined projects that we can

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

develop are compelling, and the combination opens up this pool of investment opportunities. The transaction provides MarkWest unitholders with a very attractive premium of 32% based on the last Friday’s close. The combined entity would have substantial scale and a peer-leading distribution growth profile over an extended period of time.

The partnership would benefit from the support of a Fortune 25 company with an investment grade credit profile, strong cash flow generation, and the ability to incubate capital projects as needed. And lower cost of capital of the combined partnership further enhances the value proposition. We believe this combination represents a fantastic fit that will drive substantial unitholder value over the long term.

Gary R. Heminger

Chairman & Chief Executive Officer, MPLX LP

Frank, I couldn’t agree more with you. For MPLX, the existing opportunity set is substantially enhanced by the merger. The combination significantly increases our size, scale and opportunity to grow over a very long period of time.

Frank and I are truly excited about the opportunities this combination provides. The projects available to the combined entity are compelling, and we look forward to joining forces and continuing our focus on distributable cash flow growth for the combined unitholders.

Combining MarkWest’s industry-leading gathering and processing business with the increased financial strength and enhanced opportunity set provided by Marathon, creates an MLP with exceptionable growth profile, notable scale and the potential to grow distributable cash flow and create superior value for our unitholders over an extended period of time.

And Josh, I’ll now turn it back to you for questions.

Joshua Hallenbeck

Vice President of Finance & Treasurer

Thanks, Gary. As we open the call for your questions, we ask that you limit yourself to one question plus a follow-up. You may re-prompt for additional questions as time permits.

With that, we will now open the call to questions.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

QUESTION AND ANSWER SECTION

Operator: Thank you. [Operator Instructions] Our first question comes from the line of Shneur Gershuni. Your line is now open.

Shneur Gershuni	Q

Hi. Good morning, guys. Congratulations on all the hard work of putting this together. A couple of quick questions here. I guess, first, I was wondering if you can talk about the commercial opportunities that come about as a result of this transaction. I think you had made a comment in your press release about potentially doubling the organic growth rate, and you also had mentioned the $1.5 billion for the next five years per year that you’re thinking about as where MarkWest can grow. I was wondering if you can sort of give us a framework as to how to think about the investment capital that can be put to work as a result of the combination. I mean, is it something in the $5 billion to $7 billion range? I was just wondering if you can sort of give us some color on that.

Frank M. Semple	A
Chairman, President & Chief Executive Officer

Yeah. Let me start, and then I’ll turn it back over to Gary before my voice fades completely. Absolutely, we’re tremendously excited about the opportunities on the commercial side. The point we want to make going forward, we’re going to have lots of opportunities to talk about the strength and power of this combination.

The organic growth that MarkWest has to-date is focused primarily in the northeast shales where we are clearly industry leading from a gathering, processing fractionation standpoint. We’re creating – helping our producers create the NGLs that is creating a lot of value in the marketplace. But what this combination does, as Gary has talked about earlier, is it creates a lot of synergies [audio gap] (17:13-17:14).

We have been working together over the last year or so with Marathon and MPLX to identify those opportunities where we can provide the services and support the Marathon business. NGLs are a key part of that equation. You’ll hear more in the future about individual in-basin projects, as well as additional access to international markets out of the northeast.

So, in terms of numbers, obviously, we are right now just evaluating what the impact of capital will be going forward. But that doubling of capital is certainly achievable. We’ve identified specific project opportunities and are well down the road on a number of those projects that will be developed and come online over the next several years.

So, Gary, do you want to talk more about that?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Yeah. One of the things that we’re impressed is we looked at the backlog of projects not only near-term but the long-term strategy of MarkWest. And then we coupled that with our own plans within our pipeline, logistics, terminals marine group, we saw many synergies to overlap but we saw many projects that we really believe we can probably put together to even make them stronger for the long term.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

With Marathon’s, or I should say, Speedway’s acquisition of a very large retail component on the East Coast, this gives us the ability to even [ph] batch (18:47) some refined products possibly along with NGLs and eventually move to the East Coast. So, we have a, I think, a great set of assets and projects to look out over the long term.

Shneur Gershuni	Q

Cool. And a follow-up question, I was wondering maybe you can talk about dropdowns going forward. You delayed the marine dropdown today. But when I think about the accretion of the combination of MarkWest with MPLX, given the growth that MarkWest has as well, too, you kind of have accretion plus growth there, does this result in you pushing out the need to actually do dropdowns to hit your growth targets?

And secondly, does the combination potentially result, especially when you’re talking about the CapEx before, of an expansion of assets at MPC that you could actually grow the dropdown inventory as well too? I was wondering if you can address that?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Well, I think you caught up on all the key points. Yes. It does give us the opportunity and the luxury to always have a very large inventory to ensure that we keep very solid growth targets out into, as I said, an extended period of time in my comments. And we believe that luxury, the $1.6 billion that we have in place today, and if you listened on MPLX calls in the past, I’ve always talked about we always wanted to be able to replace anything we drop down with new assets, organic or acquisitions.

So, all we did here was to defer the marine assets because we don’t need to drop out at this period of time. So, it gives us that ability to maintain that great inventory of dropdowns. And yes, things that we’re looking at inside MPC and the ability to incubate projects at MPC now and possibly even make them at a bigger scale is really what Frank was talking about.

And as we look forward in combining these companies, what is the best foot forward in determining the growth profile. But always remember, we’re going to have a very, very solid and growing backlog of dropdown inventory.

Shneur Gershuni	Q

Great. Thank you very much, guys. And once again, congratulations.

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Thank you.

Operator: Our next question comes from the line of Michael Blum. Your line is now open.

Michael Blum	Q

Hi. Good morning, everybody. Frank, I hate to ask you to talk, I hope you feel better, but just wanted to get your perspective. You’ve always chose to remain independent and voice that as something you wanted to do. Can you

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

talk about what changed and just to the extent you can just the background in terms of if this was a negotiation or an auction?

Frank M. Semple	A
Chairman, President & Chief Executive Officer

Michael, obviously, this was a very difficult decision for our board. We have built our value on that independent structure which has allowed us to move quickly in the marketplace and to deliver a world-class customer service. It was very difficult for us to even consider this sort of a transaction.

But as we said earlier, as we started to work with Marathon, we started to realize the power of this combination. It will allow us to have more flexibility from a capital standpoint, from a balance sheet standpoint. It will allow us to capture a number of projects across our operations particularly up in the Northeast by virtue of having a partner like Marathon and MPLX.

Simply stated, we have a lot of opportunities, as you know, Michael, to continue to expand our footprint, understand our service set. And it was very extremely important for us, strategically, to align ourselves with a company that provides that financial support and flexibility but also provides the commercial and operational capabilities.

So, at the end of the day, it really came down to, are we better moving forward as an independent company or to align ourselves with a company of like MPC and MPLX, and the answer is obvious that we feel that we can deliver much stronger unit holder returns over the long term through this combination.

Michael Blum	Q

Great. Thanks for that. And then second question is just you’ve talked a bit a lot about commercial synergies. Are there any cost synergies that you could identify associated with this merger?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Yeah. Michael, when we looked at this transaction, and let me be clear here, I’m extremely impressed by this management team and the entire organization of MarkWest. And as we started talking and we’ve been, as Frank said, working over a year on a number of different projects and opportunities, it was clear that the MarkWest culture and the MPLX-MPC culture was very much alike. We need the entire management team. We need this organization.

So, this is not a transaction build off of cost synergies. This is a transaction build off o f commercial synergies and combining these two great companies going forward. So, yes, there will be some over time and there will be some, I think, good synergies on how we take some feedstocks maybe into some of our refineries, but this is not driven off of cost synergies.

Michael Blum	Q

Okay. Thank you.

Operator: Our next question comes from the line of John Edwards. Your line is now open.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

John Edwards	Q

Yeah. Good morning, everybody and congrats. And yeah, my sympathies also to you, Frank. I hope you feel better here. I’m just curious how long is this in the process, why now? And if you could confirm, and we’re seeing press releases that there is a breakup fee but I just didn’t see it in the actual release, if you could confirm that as well. And we’re seeing $625 million I think. Just want to confirm on that. But yes, so how long the process right now and the break-up?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Well, John, this is Gary. I’ve been trying for a long time to get you to cover us. So, now, I guess, I’ve succeeded.

John Edwards	Q

Yeah. You’re forcing us.

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

So, the break-up fee is correct that you have. And I think we’re pretty clear, both Frank and I, that we have been working as partners for over year on a number of different projects. And it just evolved over, again, the great culture, the great relationship, and the commercial combination here made sense. So, we’ve been working for at least a year on projects and that it just evolved into these discussions early in the spring.

Frank M. Semple	A
Chairman, President & Chief Executive Officer

Yes. John, just to add to that, I mentioned earlier to Michael that it was very important for us to loo k at opportunity from the standpoint of our unitholders as well as the producer customers huge opportunities across our footprint for continuing to grow. But if you think about the northeast in particular, the ability to drive these downstream projects, these in-basin projects, NGL projects, is crucial. And as we’ve started working with Marathon, to Gary’s point, it became pretty obvious that together, we could create and drive a lot of new demands in the northeast and frankly, across our systems.

If you look at Marathon’s footprint, we’re excited about the opportunity to evaluate and assess our opportunities also in the Gulf Coast. But at the end of the day, it’s all about you ask why now, it’s all about being able to act quickly and decisively and to be able to continue to work with our producer customers and create more opportunities, more demand for their products, their commodities so that we can together create more value. So, I started getting excited about this a year ago, basically, when we started to think about the alignment, the opportunities and the synergies.

And you’re going to hear more, John. We’re going to talk a lot. At the next quarter call, we’ll be out talking to investors and analysts and producer customers about this – the power of this combination. But at the end of the day, it’s all about what together we can do, and it’s that more powerful, more valuable than our stand-alone, independent business plan.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

John Edwards	Q

Okay. That’s helpful. And just – who are the other advisers on the deal, and then, when do you expect this to close?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

The advisers for MPLX were UBS and Jefferies for MarkWest. And we expect to close in the fourth quarter.

John Edwards	Q

Okay. Great. Thank you very much.

Operator: Our next question comes from the line of Gabe Moreen. Your line is now open.

Gabe Moreen	Q

Hi. Good morning, everyone. Congrats on the transaction. Gary, with the December dropdown transaction I think you had given guidance for a mid-20s growth rate on the distribution at MPLX. It seems like that – I guess I just wanted to ask about that guidance in the context of today’s transaction. I mean, we’re certainly getting a lot of questions as to what top tier means beyond 2017. So, maybe you could speak to that top tier within the context of the prior guidance given in December?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Right. Well, when we gave the guidance back in December, of course, that was just for MPLX and we said a mid-20% going forward. And now, as we enter into the large cap space, in fact, going out three years as they a real luxury for you because most people only give it for one year. So, 29% reaffirm for this year, and then, a CAGR of 25% for the next couple of years.

And we’re very positive then. As I say, we still have $1.6 billion of backlog in inventory, and that’s going to grow already within MPC. And then, we have the ability to incubate several of these projects that Frank has been talking about. And I know Randy and John have been talking about at the prior conference calls of MarkWest. So, we’re going to have a tremendous opportunity to incubate those projects down into – at MPC and then, virtually – or to say in the future, down into MPLX.

Basically, what you have here is a virtual cycle that as we continue to invest at MPC in projects, as we continue to invest at MPLX in projects, we’re going to have the ability to have what we call a top tier. I don’t think it’s out of bounds to say only to give a three-year guidance at this period of time for large cap MLP. But it’s quite evident that we have a very, very strong portfolio and a very strong profile going forward. And it allows us to defer drops through a very extended line of sight.

Gabe Moreen	Q

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Thanks, Gary. And maybe as a follow-up, if I could ask, you’ve seen one or two [ph] precedent (31:15) transactions where, I guess, your refinery-oriented MLP has then gotten – gone and bought gathering and processing assets and gained scale there. Just in terms of talking about some of those commercial synergies in future projects, the line to Philly or to the East Coast of PDH facility. How much is it, or was it complicated? Or is it going to be contemplated that MPC is going to be commercially backstopping some of those transactions in terms of, I guess, taking capacity on some of those projects?

A

Well that potential certainly is there. And whether we commercially backstop some of those with a TND or whether we just invest on those from a commercial standpoint remains to be seen. But it certainly provides for those project ideas as well as others, it certainly gives us, I think a first mover advantage in several different markets and several different respects. And that, yes, we move a lot of feedstocks and especially NGL feedstocks.

We’re only talking about the east here. Let’s talk about the Gulf Coast for a second. We’re one of the largest refiners in the Gulf Coast, and we do not manage any of our own NGLs to speak o f in the Gulf Coast.

So, this gives us tremendous flexibility to move forward all kinds of tools for growth on the partnership over time. So, we’re not only going to be focused on an East Coast movement, we’re going to be focused across our entire depth and breadth of MPC, MPLX and MarkWest platform today.

Game Moreen	Q

Got it. Thank you.

Operator: Our next question comes from the line of Kristina Kazarian. Your line is now open.

Kristina Kazarian	Q

Hey, guys. Gary and Frank, congrats on the transaction. Just following up on the growth opportunities. And I’m looking at page 12. Is it the pipeline to the coast PDH Canadian deal you entered, that Gulf Coast thing you were just mentioning? Can you guys talk a little bit about timeframe around these? Will these all now be funded on at MPC level? And like what about the combined density gives you conviction that they move forward?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Sure, [ph] Kristine (33:29). Good to hear from you. If you look through this, the condensate splitters at Canton & Catlettsburg already been built, operating and they’re already meeting design criteria. So, those will be – when the potential arises, those are – will be set for dropdown of candidates into this MLP. I guess some of the projects that we’re talking about, alkylation and gasoline blending, those are in the front stage of us looking at and those are some of the projects that we’ve been working on with MarkWest over the last year or so as different ideas and how to really improve the value of those molecules are being produced in the Marcellus and Utica.

So, [ph] Kristine (34:23), we’re in the very front edge of looking at those projects. I’m very pleased and excited about what I see to-date. As you know, it takes some time, but from a conceptual standpoint, the projects have

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

been vetted. They make sense, and we’re into – further into the conceptual engineering to ensure that this is the right thing to do.

So, let me turn it to Frank to talk about some of the other projects.

Frank M. Semple	A
Chairman, President & Chief Executive Officer

Kristina, obviously, my throat and [ph] Randy (34:54) commented on this, but I would like to just give him [ph] a lead (34:58) and remind you of our conversation. In our analyst conference a month or so ago, we – Randy and I talked a lot about [indiscernible] (35:12) projects. Gary has provided that overview of the opportunities in the slide kind of reinforces the synergies between MarkWest and Marathon relative to those invasive projects. Stay tuned for a lot more conversation about this. But since you asked the question, I’ll let Randy just explain a little bit on the vision and the projects that we started talking about during that June analyst meeting. So, Randy, if you would.

Randy Nickerson	A

I’d like to do that. I’ll just perhaps start out sort of just reiterating the things that Gary talked about with Cornerstone and the splitters and our stabilizer. And that’s really where a lot of these started. When MPLX announced the Cornerstone project back then from a very – perspective of MarkWest, we said, wow, what a great project. So, we have Marathon building this pipeline over to our stabilizer, eventually over to our fractionator, and we said to ourselves, wow, what a great opportunity for MarkWest to be able to take our products, access all of the Midwest region refineries with our NGLs and perhaps even through pipe access now the entire [ph] chains (36:34) of the Canadian diluent markets. And we said, wow, what a great opportunity for MarkWest.

That immediately led into thinking about our stabilizers and MPLX’s splitters, another phenomenal combination where the perfect feedstock for Marathon splitters is our stabilizer, and the perfect market for our stabilizer is their splitters. So, another way that MarkWest looked at it and said, wow, does this combination ever really makes sense. And it really provides the strengths of both. And that’s sort of where really started driving even a year ago.

And so, we’ve talked about some other projects that we’re at the beginning phases of like [indiscernible] (37:16), like the NGL pipeline where we really have an opportunity to combine I think Marathon’s, Midwest, they’re both – they are producer and consumer of these products. We have a tremendous feedstock at our fractionators for these projects. It’s an enormous opportunity for our producer customers and really that’s what’s driven MarkWest forever is really what can we do to add value to our producer customers.

And then look at, of course, the Marathon retail footprint in the Northeast and the East Coast. And so, the opportunity is just in the northeast are just enormous. And as Gary talked about, we think we have the same sorts of opportunities in the Gulf Coast.

So, we have been working for almost a year on this project, long before there were discussions about the strategic combination. There were lots of discussions about [ph] wow (38:13) from a Southeast perspective. This is a great, great relationship for MarkWest and from our perspective. That’s what really drove this into it, is the deeper we got, the more opportunities we saw. And so, after a year of looking at those opportunities, we are [ph] what we hear (38:29) now. So, again, from a MarkWest perspective, from our producer customer’s perspective, this is really a fantastic opportunity for us.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Kristina Kazarian	Q

Great. And just a quick follow-up. So, on slide 11, you, guys, mentioned enhanced ability to pursue bolt-ons or large scale acquisitions. Can maybe, Gary, you just balance that against the growth opportunity set you just – you guys all just talked about and potential to do both?

Gary R. Heminger	A

Chairman & Chief Executive Officer, MPLX LP

Well, Kristine, we’ve met for many different times and let’s get this one put together first before I talk about the next one.

Kristina Kazarian	Q

Sounds good. Thanks.

Operator: Our next question comes from the line of Faisel Khan. Your line is now open.

Faisel Khan	Q

Thanks. Good morning, Frank. Good morning, Gary.

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Hey, Faisel. How are you today?

Faisel Khan	Q

Hanging in there. Thank you. Just a couple of questions. Just want to make sure I understand how the cash flows are flowing here. So, MarkWest unitholders were going to get roughly [ph] 370 (39:27) a unit this year in distribution as MPLX looks like close to [ph] 170 (39:33). So, with this transaction, as the MarkWest unitholders get an MPLX distribution, the balance of the cash flows, do those all go to the general partnership or is some of that cash flow being held back for the growth in 2016 and 2017?

A

Okay. Let me ask Tim Griffith to take that.

Timothy Griffith	A

Yeah. Faisel, obviously, the transaction is not yet closed. I mean, until that happens, both partnerships will operate under the distribution plans. Beyond that, once the combined partnership takes in effect, this will enhance the GP cash flows that will come back to the MPC.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

And as Gary highlighted earlier, I think an important point here is that those cash flows, as they come back to MPC, become available for even further incubation. So, Gary referenced the sort of virtual capital cycle, and I think that’s the right way to think about it that all that cash and capital becomes fungible at the [indiscernible] (40:30). And as incubation of balance sheet is needed to be borrowed for a project to develop it over time, the partnerships got the enhanced ability to do that as we go.

Faisel Khan	Q

Okay. Perfect. So, I’m looking at the 25% combined distribution growth in 2016 and 2017, is that a function of dropdowns or is that a function of something different?

A

No. We state later in my presentation that we still have $1.6 billion of backlog inventory identified today. So, that does not anticipate using any dropdowns over those early periods. So, that’s a beauty of this. And the question I answered earlier on the growth is that we’ll still have a significant backlog of inventory on top of what we think is a great project set of organic growth.

Faisel Khan	Q

Got you. So, the $1.6 billion in backlog will remain all the way through 2017?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Correct.

Faisel Khan	Q

Got it. Thank you. Thank you, guys. Appreciate the time.

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Yes.

Operator: Our next question comes from the line of Jeremy Tonet. Your line is now open.

Jeremy Tonet	Q

Good morning and congratulations there.

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Thank you.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Jeremy Tonet	Q

Just want to touch base on the credit side. As far as your conversations with the rating agencies in this particular transaction structure and what the response was so far?

A

Yeah, Jeremy. Nancy and I did have a chance to go and visit with the agencies on Friday and give them a quick look on the transaction. Obviously, they will need to do their work. We think that the management of the pro forma partnership at about a four times leverage is the appropriate point. Maybe more to the point, our intent will be to manage the pro forma partnership as an investment grade credit profile. And that will continue to be our trend and has been at the MPLX level from its inception and it will be going forward as well.

So, we think the credit features of this partnership are really tremendous. It is primarily fee based. There’s a strong sponsor. We’re going to limit leverage to about four times. And again, just the amount of financial flexibility that has afforded the sponsor here gives us great confidence that we can manage that investment grade profile for the long-term.

Jeremy Tonet	Q

Got you. That’s helpful. And then one just quick follow-up if I could. I think you might hold off on this, but just wanted to take a stab. As far as operational, commercial, all the synergies that you guys saw, is there any kind of baseline number that even though we’re early in the process, you feel comfortable that this level is achievable and something higher down the road could be possible?

A

No. As I said, this is not driven by cost synergies, and we’re just getting in to determine not just one project. It’s just aligned to the East Coast. It’s many different things. So, this transaction stands very, very tall on the merits that we’ve already outlined. And we believe that there’s going to be substantial value as we get in and can define these other commercial synergies long term.

Jeremy Tonet	Q

Okay. Great. Thank you.

Operator: The next question comes from the line of Helen Ryoo. Your line is now open.

Helen Ryoo	Q

Thank you. Good morning and congratulations. Just a quick question on the Utica JV, the third-party stake that exists today, what’s your thoughts on potentially buying those stake in? And if so, would it be done at the MPC level for future dropdown?

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

A

Let me ask – Frank and his team really have been managing these JVs which are – appear to me to be exceptional partners. Let me ask Frank to take that.

Frank M. Semple	A
Chairman, President & Chief Executive Officer

All of our JVs which are now focused in the Utica with EMG and Summit are a critical part of our relationship and a part of our growth strategy. Those are long-term agreements in place, and they will continue. Those partnerships have been crucial and as Gary alluded to, we will continue to drive the MarkWest model which includes those partnerships which, as you’ve heard in the past, provide not only financial flexibility but also provide a lot of commercial and even operational capabilities and optionality in the Utica. So, this will continue. We have no plans at this time to buy them out. But obviously, at some point in time, we can talk about that. But for the time being, those – all those agreements and relationships remain intact.

Helen Ryoo	Q

All right. Great. And then just another question on the proxy that you, guys, will be filing soon. Just wondering when that would come out. And to the extent that there has been other parties interested in combining with MarkWest, would that be made public in the proxy?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Let Nancy take this.

Nancy Buese	A

Sure, Helen. As you can imagine there’s been a lot of work getting up to this point and we’re all be working very hard towards proxy filings and other legal documents that need to be handled around this transaction. So, we anticipate filing within the next three to four weeks. But again, that’s subject to an awful lot of work with a lot people. But we’re focused on getting that done quickly to move to the unitholder vote and then subsequently to closing.

Helen Ryoo	Q

Okay. And if there has been other sort of interest from other buyers, would that be made public in the proxy at all?

Nancy Buese	A

Yes. Any information on that front will be contained in the proxy.

Helen Ryoo Q

All right. Great. Thank you very much.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Operator: Thank you. Our next question comes from the line of Jerren Holder. Your line is now open.

Jerren Holder	Q

Good morning. Thanks for taking my question. Just wanted to focus on cost of capital here. Can you talk about the trade-off between, I guess, going from a higher yielding currency to a lower yielding one but going from having no GP IDRs to now [ph] beam at (47 :10) one in the 50% splits?

Timothy Griffith	A

Well, Jeremy, this is Tim Griffith. I think as we’ve evaluated the combination, it’s certainly two different scenarios that come together. MarkWest did in the past buy its GP out. The GP exists within MPLX. And again, as we talked about, we think that provides great benefit to the partnership on a long-term basis as any cash flow coming to the GP become available to incubate projects. I mean, again, I guess to at risk of saying it twic e, I mean, this is really the virtual capital cycle that this partnership provides for the combined enterprise.

Frank M. Semple	A
Chairman, President & Chief Executive Officer

Yeah, Jeremy, in addition to Tim’s comments, the impact on cost to capital, the sheer math of the impact of the IDRs was evaluated as a part of this transaction. And I would totally agree that it is a trade-off, but the value of that that’s supported by the parent along all the lines that we’ve already talked about was absolutely critical and on a go-forward basis – that the structure that we’re going to have going forward because of the support, the dropdowns, the ability to develop projects at MPC level and the associated growth that drives the lower cost of capital from a yield standpoint was obviously considered heavily. And clearly, we are very, very comfortable with the end result through the combination.

A

And I would add to that. The cash up front from the sponsor MPC is very important and critical to the make whole if you will and the dilution to the MarkWest Energy unit holders. But in addition to that, it really provides a vehicle for long-term growth of the distribution, and we view that as so critical. So, that cost of capital differential will help us continue to grow and really work with the unitholders on that big distribution growth as well.

Jerren Holder	Q

That’s great Thank you.

Operator: Our next question comes from the line of Timm Schneider. Your line is now open.

Timm Schneider	Q

Hey. Good morning, guys. My question is more of a longer term strategic question. I want to put the cart in front of the horse, but I’m going to – if I look at page 10, obviously, a very pretty map of the combined infrastructure

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

footprint. And if I kind of look at some of the options in terms of exporting NGLs, other than Northeast, the two main ones had always been, well, you can go to the East and access the international markets, or down to the Gulf Coast. So, what really hasn’t been talked about a ton is getting some of these volumes less more inland into the Midcontinent. And obviously, it looks like you guys have a tremendous set of pipeline assets that could potentially do this. So, at some point, could we envision on your NGL system or on your pipeline system some of these barrels actually moving into the Midcontinent and backing out barrels that are right now coming up from Belvieu in the winter months, specifically?

A

One of the projects we’ve already identified is the Cornerstone pipeline that will initiate in – down around [ph] Cadiz (50:24) and bring NGLs up to Canton, to your refinery in Canton. But we also have a 250,000 barrel a day refinery in Catlettsburg. We have both river access and pipeline access to be able to – with Cornerstone. As we’ve got our Cornerstone, our ability is to be able to go West to be able to develop a [indiscernible] (50:49) market all the way to Canada, to be able to take NGLs to Robinson and other Midwest refineries into Wood River, Toledo, Lima area as well.

So, there are many avenues in which we could move products. At the same time, we’re building a brand new butane cavern over at our [ph] Robinson (51:11) refinery to be able to house butanes in the non-blending season. And of course, if we can get all the way to our [ph] Robinson (51:21) refinery, then we have the ability to move all the way up into the Chicago plants, too. So this just gives us a tremendous platform and I think back to my earlier point, tremendous platform for commercial synergies.

Timm Schneider	Q

I get it. Thank you.

Operator: Our next question comes from the line of Ed Westlake. Your line is now open.

Edward Westlake	Q

Yes. Good morning, Gary, and congratulations. And congratulations to Frank as well on the MWE side. A couple of questions on maybe the MPC overall. What additional CapEx do you think you’ll be able to do to accelerate the awesome sort of, and large footprint of projects that MWE has?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Well thanks, Ed, for your comments. We have not identified yet and obviously, this will become a centerpiece of our analyst meeting in December. And by then, we will have this transaction expected to have it closed and be in very good position to talk about it in detail.

But we have many options in the slide that I illustrated. We have an [ph] LP (52:42) project that we’re looking at, other NGL pipeline access going back to the east. I already outlined on the Gulf Coast some of our ideas as well as this gives us the avenue I think to be able to expand in the southwest where MarkWest has a nice footprint today and where we access a lot of condensate and other products also.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

This would give us a nice footprint there. So, I do not have a – or I’m not ready to release a capital number yet, but several big projects like those I just spoke about we think make sense.

Edward Westlake	Q

And on the Southwest, I mean, I know just that MarkWest has been looking at the STACK with Newfield and the Delaware with Cimarex and Chevron, and those are obviously potentially large infrastructure opportunities with significant NGLs and gas handling as well as the dominant position that you guys have up in the Marcellus and Utica.

So, I’m wondering, does this change the ability for the combined company in terms of reallocating of capital in terms of their growth priorities or is it an all-of-the-above strategy relative to what MarkWest will already developing?

Frank M. Semple	A
Chairman, President & Chief Executive Officer

Ed, it’s clearly all the above. The Southwest is building a huge platform in the shales and we see the strength of the balance sheet being a critical part of our ability to expand even more rapidly in Oklahoma and Texas. We’re excited about the relationships in the Delaware and the STACK. And I’ve been on the phone with customers early today and tremendously excited about our ability to be even more aggressive in those areas. So, it’s an all-the-above platform. It’s all-the-above value proposition for our producer customers.

Edward Westlake	Q

And

A

Ed, that just really just sets up expanded opportunities across the entire enterprise. And beyond that, some of the other big plays, the Rogersville, New Albany plays, with MarkWest footprint already down in the Utica and Marcellus that the entire Tristate area of shale plays, I think MarkWest is in a really a first mover advantage and an outstanding position for when those play. If you move over to a Southern Illinois basin, the New Albany shale, the history of Marathon was the entire Illinois Basin. That’s why we have the Robinson refinery. We have tremendous assets and footprint there. So, I think with this combination, we just have tremendous expansion opportunities for a long period of time.

Edward Westlake	Q

And then I guess to echo a question about the cost capital, at what point do you think you then list the GP as potentially another financing vehicle?

Gary R. Heminger	A
Chairman & Chief Executive Officer, MPLX LP

Well, that’s a real high-grade problem, a high-grade question, and we’ll think about that down the road, Ed.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Edward Westlake	Q

Okay. Thanks so much.

A

Okay.

Operator: Thank you. Our next question comes from the line of [ph] Paul Chang [indiscernible] (56:22). Your line is now open.

Q

Thank you. Good morning, guys. Hey, Gary, with the pro forma on the combined entity become much bigger, should we assume that will be the intention for management going forward the bulk of the logistic CapEx would be under MPLX and not under [ph] C Corp (56:42)? And if that’s not the intention, what kind of criteria we should assume that – for the CapEx to be under [ph] C Corp (56:50)?

Gary R. Heminger Chairman & Chief Executive Officer, MPLX LP	A

Okay. So, you’re asking about the CapEx. Will it be at MPLX or MPC?

Q

Right. So, then going forward basis, when you’re looking at a organic project, which is logistic whether that is [indiscernible] (57:08) that you could potentially be [indiscernible] (57:10). Should we assume that you’re going to still be in the [indiscernible] (57:14) or that given the much enhanced financial capability of the combined company on the MPLX that the bulk of the CapEx going forward will be under that entity will be self-funded?

Gary R. Heminger Chairman & Chief Executive Officer, MPLX LP	A

And that’s the beauty of this combination as we can do either way. First, we would expect to have a capital budget inside MPLX. It’s all going to depend on the cash flows and staying within the cash flow so we can meet the distributions that we expect. But also the flexibility and the luxury of having MPC and MPC’s balance sheet.

And you know what, I’ve said at our Analyst Meeting the year before and then when we’ve rolled out our acceleration of MPLX last year, that one of our strengths and one of our goals is to grow the midstream side of our business. So, it is our intent here, with all these projects to continue to incubate projects inside MPC and drop them down over time as well as having a very substantial growth within MPLX. So, that’s the combination. That’s what Frank talked about that with their tremendous backlog of projects, it gives us the ability to develop those.

Q

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Great. Gary, I think it’s still early time but sounds like based on your early comment that we’re not going to see much of a dropdown from now until 2017 at the minimum. And do you have some preliminary data, what kind of CapEx and organic EBITDA growth that you may be looking for the combined entity for the next two or three years?

A

Yeah. Let me turn this over to Tim.

Timothy Griffith	A

Yeah, Paul. Thanks. I think obviously with the combination, we’re going to take a pretty careful look. I think it’s probably early to start providing CapEx guidance out on what the combined partnership will look like.

I think the important part as both Frank and Gary said is that the opportunity set is tremendous with obviously the preference will be to do things at the partnership where we can, where that’s not possible or we’re constrained by capacity, we can do it at the [ph] C corp (59:28). And frankly, we can cherry pick the projects that make the most sense and have the best strategic value for the partnership going forward. But I don’t think we’re sitting here today announcing the transaction prepared to put out CapEx guidance for either entity on a going forward basis. But again, those will get developed over time.

I think what we’d like to leave with you today is that the opportunity set is tremendous.

A

And one of the biggest positives is that we can just draw this inventory or dropdowns out and always have it available to maintain the high growth rates that we’re illustrating on the front end here.

So, that is really the beauty of replacing those dropdowns that we have looked at MPLX with organic projects and maintaining that depth and breadth of the business. As we all know, to have a successful MLP, you have to be able to grow and feed that MLP every year. And this just gives us a line of sight that I don’t think many in this business have this line of sight.

Q

All right. Thank you.

A

Yes.

A

Thanks, [ph] Paul (01:00:41).

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Operator: Our next question comes from the line of [ph] Roger Read (01:00:45). Your line is now open.

Q

Good morning. Congratulations on the transaction.

Gary R. Heminger Chairman & Chief Executive Officer, MPLX LP	A

Thanks, [ph] Roger (01:00:51).

Q

Hey. Kind of following up with some of the similar questions, and I recognize some of those you will hit more intensively on the – at the Analyst Day. But as we try to think about the actual sort of cash portion in here which the $675 million and the $298 million, so roughly $1 billion in, and then, increase GP payments. In the comments about the virtual capital cycle, free-cash-flow-wise, how does this look over the next couple of years to MPC, Gary, or how do you think about that structurally?

Gary R. Heminger Chairman & Chief Executive Officer, MPLX LP	A

Let me ask Tim to take that.

Timothy Griffith	A

Well, again, Roger, the – certainly, the organic growth within the MarkWest partnership now provides for a substantial amount of cash flow growth that is allowing for this deferral of the drops for what looks like, at least, into 2018. So, the cash flow profile of the business, as we see it, looks strong. I mean, again, I don’t think we’re going to guide to it.

We were, as of the last distribution, in the high split with MPLX level. So, as you know, under the agreement, that’s 48% then of incremental cash flows [indiscernible] (01:02:04) GP. So, I think, [ph] Roger (01:02:06), if you want to sort of build into it, I might suggest to just take a look at what we’ve guided on the LP distributions and you can sort of back solve into what GP distributions could look like.

Q

Yeah. I got you on that. I guess I was just more trying to think about longer term, the redirection of cash flows. Your comment about potentially using GP cash flows, whether that was going to be an obligation or an option or whether that would stay with the parent company.

Timothy Griffith	A

That will be an option as we go.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

Q

Okay.

Gary R. Heminger Chairman & Chief Executive Officer, MPLX LP	A

And Roger, I think the – another way to look at that is it’s an option as we go, but if you really think about how that works, that brings cash flows back in to MPC that is going to be able to give MPC the ability to invest in those projects for this incubation that we’ve been talking about a lot of this morning. So, we call it a virtual cycle, but – and we will weigh that against other investment opportunities we have. But we are committed to growing this midstream part of our business for the long term.

Q

Okay. And then kind of the last question along those lines, does this have any impact – I mean, I understand it may be time here until the transaction closes, but impact on MPC being able to repurchase shares?

A

Roger, again, I guess we view the capital allocation at the [ph] C Corp (01:03:34) as one where those funds are sort of fungible across the system so we’ll continue to evaluate investment opportunities where they make sense, including what could be incubated capital here against the cash flows of the business. And I think we expect that a capital return protocol will be an important part of how we operate on a going-forward basis. So, we’ll evaluate.

I mean, I think the nice part here is that, again, with this expanded opportunity set, there’s sort of more things that we can evaluate from a capital allocation perspective in driving value for the long term. But we do expect capital return and the capital return protocol to be an important part of our sort of strategic intent going forward.

Q

Okay. Great. Thank you.

Operator: Thank you. I would now turn the call over to Mr. Josh Hallenbeck for closing remarks.

Joshua Hallenbeck

Vice President of Finance & Treasurer

Thank you for joining us today and thank you for your interest in MarkWest and MPLX. Should you have additional questions or would like clarification on topics discussed this morning, Geri Ewing and Teresa Homan at MPLX as well as Kevin Hawkins and myself at MarkWest will be available to take your call. Thank you.

Operator: That concludes today’s conference. Thank you for your participation. You may disconnect at any time.

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MarkWest Energy Partners LP (MWE)

MPLX LP and MarkWest Energy Partners, L.P. Merger Call

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